Exhibit (a)(14)

November 2004

As we begin our journey as a fully independent company, I am excited about our future and believe we have positioned ourselves well for growth in the future. A major reason for my optimism lies in the depth and diversity of our talented employee population. However, I also realize that we cannot take our employees for granted. To maintain our valuable human resource base, it is important that we reward and recognize our employees’ many contributions, which is why Blockbuster is continually evaluating and updating its compensation programs. We want to ensure our programs are aligned with our business objectives and competitive in the marketplace.

To this end, we recognize that many of the stock options granted under our stock option plan may not be providing you with the intended incentive. Accordingly, we are excited to offer you this stock option exchange program, which provides you with the opportunity to exchange the stock options you hold for cash, based on a predetermined ratio.

The enclosed CD contains an electronic brochure and presentation highlighting the exchange offer. Please take time to carefully review these materials and fully consider this exchange offer. I also encourage you to talk about it with your family and financial advisor. While we are excited about the prospects for our newly independent company, only you can make this kind of financial decision.

I know that you share my commitment to transform Blockbuster into a complete source for movies and games.

Sincerely,

John Antioco CEO and Chairman